September 29, 2006

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Donald A. Walker, Senior Assistant Chief Accountant

Mr. Amit Pande, Assistant Chief Accountant

Mr. Dave Irving, Staff Accountant

Mail Stop 4561

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	E*TRADE Financial Corporation Form 10-K for the Fiscal Year

Ended December 31, 2005, File No. 1-11921

Dear Messrs. Walker, Pande and Irving:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert J. Simmons, E*TRADE Financial Corporation (the “Company”) in the letter dated August 18, 2006 (the “Comment Letter”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2005. We would again like to thank the Staff for taking the time to discuss these comments during our conference call on September 21, 2006.

Set forth below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 68

1.	We note your response to comment 3 from our letter dated July 18, 2006, that you do not track costs related to each of your separately presented revenue line items and your current presentation is consistent with how you manage your business. We believe that Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination, including your estimate of changes that would need to be made and the time and resources involved.

As we discussed during our conference call, our business has evolved substantially from our initial public offering in 1996 through 2000, when we acquired a federal savings bank, now known as E*Trade Bank, to where we are today – a global financial services company offering a wide range of financial solutions to retail and institutional customers.

Through 2003, we presented our financial statements in compliance with Article 5 of Regulation S-X, essentially viewing ourselves, and being viewed by investors, as more of a distributor of goods and services (primarily related to online stock trading) rather than the financial services and savings and loan holding company we were becoming. By 2004, however, we concluded that the nature of our business, the way we managed our business and the information investors sought about our business had evolved to the point that we needed to provide the information required by SAB Topic 11.K in our income statement and notes thereto, the information required by Guide 3 at the E*Trade Bank holding company level and to substantially comply with Article 9.

To provide our financial information in this format, we needed to convert information in our financial reporting systems and evaluate and make judgments as to where and how specific items should appear in the converted financial statements. The information presented in the Company’s current financial statements and supplemental disclosures is the information that the Company’s management uses to operate the business, is consistent with our segment reporting presentation under FAS 131 and, the Company believes, is also the information that is most relevant and material to investors.

While we did not specifically track the costs that we incurred in making this change in our financial reporting, we believe a conservative estimate of these costs is in excess of one million dollars. In addition, converting our financial reporting systems consumed substantial amounts of senior management time and took approximately one year to complete.

Although we have not undertaken a rigorous analysis of the costs and efforts that would be required to re-convert our financial reporting systems to present Article 5 compliant financial statements, we believe the process would be more expensive, time consuming and challenging than was the initial conversion. The process would entail significant changes to our general ledger and financial reporting systems. While the conversion of current data would be an extensive project, it would be magnified by the additional conversion of historical data from prior years, since we have not tracked expenses related to the old reporting format since 2003.

The most significant costs and efforts to be considered are outlined as follows:

•	The considerable effort to allocate compensation and benefits, clearing and servicing, advertising and market development, communications, professional services, occupancy, equipment and other expenses to Article 5 categories such as cost of services and selling, general and administrative expenses. This allocation would be somewhat arbitrary in that our cost infrastructure is set up to support multiple products and services (as are most financial services companies that report substantially in compliance with Article 9) and is not easily presented in an Article 5 format.

•	The considerable effort of maintaining separate records in order to report financial metrics that are comparable with the rest of our competitors since companies in the financial services industry do not report their financial statements in accordance with Article 5. As an example, compensation and benefits as a percentage of revenue is a common financial metric (and one of the most important expense items analyzed by investors in financial services companies to determine efficiency) that would not be measurable based on the face of our financial statements when changing to an Article 5 income statement format, and which we would therefore have to track separately.

•	The considerable cost of fees paid to outside parties for assistance with system changes and Sarbanes-Oxley compliance.

•	The considerable cost and effort incurred to convert certain non-accounting systems to support the Article 5 presentation, including budgeting, financial planning, and certain operations systems.

While we have not completely evaluated a transition timeline, our initial estimate is that the entire project would take approximately one year to be completed thoroughly, accurately and at a level that would permit attestation of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

As noted in our earlier correspondence, we believe that our current presentation format provides more meaningful information to investors than would the disclosure specified by Article 5. We also note that SAB Topic 11.K states that “to the extent particular guidance is relevant and material to the operations of an entity, the staff believes the specified information, or comparable data should be provided.” Thus we view the guidance in SAB Topic 11.K as mandatory, not optional.

For these reasons we respectfully submit that our financial statement presentation is appropriate and that changing our presentation would be unwarranted given the substantial expense, time and difficulties required to implement the change.

2.	In your response to comment 3 from our letter dated July 18, 2006, you further state that you track costs in the categories indicated on the income statement. In future filings please disclose how you manage and analyze your financial results including how you determine the prices for your services, determine the proper cost structure, and manage the overall profitability of your business. Please provide us with your proposed future disclosure.

We believe that our disclosures in the Overview section of Item 1. Business and Item 7. Management’s Discussion and Analysis are consistent with the requested disclosure in this comment. To help facilitate your review of these disclosures, we have included references on this topic to our Form 10-K as follows:

•	Company Financial Metrics (page 5 of our Form 10-Q for the Quarter Ended June 30, 2006)

•	Significant Events in 2005 – Enhanced Our Pricing Structure (page 23 and 24 of our Form 10-K for the Fiscal Year Ended December 31, 2005)

•	Interest Rate Risk (page 35 of our Form 10-Q for the Quarter Ended June 30, 2006).

However, in future filings, we will include a high-level summary with all the main topics in the Staff’s comment to create a comprehensive disclosure in the Overview section of Item 1. Business of our Form 10-K. Our proposed disclosure would be substantially to the following effect:

Overview

E*TRADE Financial Corporation is a global financial services company, offering a wide range of financial solutions to retail and institutional customers under the brand “E*TRADE FINANCIAL.” We strive to create a differentiated franchise by leveraging technology to deliver a compelling combination of product, service and price to the value-driven consumer. We primarily provide services through our website at http://www.etrade.com, but we also provide services over the phone or in person through our E*TRADE FINANCIAL Centers. Information on our website is not a part of this report.

We assess the performance of our business based on our primary customer segments, retail and institutional. Retail customers are offered an integrated product set including investing, trading, cash management and lending products. Our retail segment also includes providing corporate clients with employee stock plan administration and options management tools. Institutional customers are offered access to a range of execution services through traditional sales traders and direct market access to exchanges. Our institutional segment also includes our balance sheet management functions.

We consider multiple factors, including the competitiveness of our pricing compared to similar products and services in the market, the overall profitability of our businesses and client relationships when pricing our various products and services. We manage the overall profitability of our business using various financial metrics, including revenue growth, enterprise net interest spread, enterprise interest-earning assets, operating margin and compensation and benefits as a percentage of revenue. The overall profitability of our business is also based on the management of our expenses related to our various products and services. The same or similar products and services may be offered to both segments, utilizing the same infrastructure or in some circumstances, a single infrastructure may be used to support multiple products and services offered to our customers. As such, we do not separately disclose the costs associated with products and services sold or our general and administrative costs. All expenses incurred are integral to the operation of the business and are considered when evaluating the profitability of our business.

* * * * * * * *

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (703) 236-8610.

Very truly yours,

/s/ Russell S. Elmer

Russell S. Elmer

cc:	Robert J. Simmons

E*TRADE Financial Corporation

Daniel G. Kelly, Jr.

Bruce K. Dallas

Davis Polk & Wardwell

Christine Davine

Irvin Bisnov

Deloitte & Touche LLP

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